Exhibit 99.1

Tofes-T

Israeli Corporations

No. at the Registrar: 11

To: Israel Securities Authority	To: The Tel Aviv Stock Exchange Ltd	T049 (Public)	Transmitted by MAGNA: Ref.:
www.isa.gov.il	www.tase.co.il

Immediate Report on the Results of a General Meeting

Regulation 36D of the Securities Regulations (Immediate and Periodic Reports) 5730-1970

Regulation 13 of the Securities Regulations (Transaction between a Company and its Controlling Shareholder) 5761-2001

Regulation 22 of the Securities Regulations (Private Offering of Securities in a Listed Company) 5760-2000

Note: This form is used for reporting any type of meetings.

Clarification: This form must be completed for all types of securities for which a notice of meeting has been issued (T-460)

1. Identification no. of the meeting: 2020-01-007944

Number of the security listed on the Stock Exchange entitling its holder to participate in the meeting: 1137256

Name of the entitling security on the Stock Exchange: ABIL

2. At a meeting convened on 26.02.2020, the convening of which was published in a form with the reference number 2020-01-007944, and the issues on which agenda and resolutions discussed therein were:

Note: The issues should be filled in as they appear on the latest Form T-460 issued in connection with the said meeting.

Serial no.	The issue
1	Appointment of Ms. Maya Sadrina as an external director in the Company for an initial three-year tenure beginning on February 26, 2020.

Summary of the issue: Appointment of Ms. Maya Sadrina as an external director in the Company for an initial three-year tenure beginning on February 26, 2020.

Summary of the proposed resolution: to appoint Mrs. Maya Sadrina as External Director in the Company for an initial period of 3 years, starting on February 26, 2020

The meeting has resolved: Approve

The necessary majority for approval: Special majority

Classification of the resolution under sections of the Companies Law (excluding sections 275 and 320(f) of the Companies Law):

Transaction between the Company and its controlling shareholder under Sections 275 and 320(f) of the Companies Law: No

Transaction type / Vote issue: Appointment / extension of an external director’s term as provided in sections 239 (b) or 245 of the Companies Law

Serial no.	The issue
2	Approval of the terms of service and employment of Ms. Maya Sadrina as an external director in the Company.

Summary of the issue: Approval of the terms of service and employment of Ms. Maya Sadrina as an external director in the Company.

Summary of the proposed resolution: To approve payment of participation compensation and annual compensation to Mrs. Maya Sadrina, at the maximum amount for an expert External Director as defined in the Compensation Regulations, as shall be from time to time, and according to the ranking which the Company shall be classified pursuant to its shareholders equity, as shall be from time to time. As well as reimbursement of expenses pursuant to Regulation 6 of the Compensation Regulations.

The meeting has resolved: Approve

The necessary majority for approval: Regular majority

Classification of the resolution under sections of the Companies Law (excluding sections 275 and 320(f) of the Companies Law): Transaction with a director as to the terms of his employment under section 273 (a) of the Companies Act

Transaction between the Company and its controlling shareholder under Sections 275 and 320(f) of the Companies Law: No

Transaction type / Vote issue: ________________

Serial no.	The issue
3	Appointment of Ms. Ayelet Steinberg as an external director in the Company for an initial three-year tenure, starting from February 26, 2020.

Summary of the issue: Appointment of Ms. Ayelet Steinberg as an external director in the Company for an initial three-year tenure, starting from February 26, 2020.

Summary of the proposed resolution: to appoint Mrs. Ayelet Steinberg as External Director in the Company for an initial period of 3 years, starting on February 26, 2020.

The meeting has resolved: Approve

The necessary majority for approval: Special majority

Classification of the resolution under sections of the Companies Law (excluding sections 275 and 320(f) of the Companies Law): Appointment / extension of an external director’s term as provided in sections 239 (b) or 245 of the Companies Law

Transaction between the Company and its controlling shareholder under Sections 275 and 320(f) of the Companies Law: No

Transaction type / Vote issue: ________________

Serial no.	The issue
4	Approval of the terms of service and employment of Ms. Ayelet Steinberg as an external director in the Company.

Summary of the issue: Approval of the terms of service and employment of Ms. Ayelet Steinberg as an external director in the Company.

Summary of the proposed resolution: To approve payment of participation compensation and annual compensation to Mrs. Ayelet Steinberg, at the maximum amount for an expert External Director as defined in the Compensation Regulations, as shall be from time to time, and according to the ranking which the Company shall be classified pursuant to its shareholders equity, as shall be from time to time, as well as reimbursement of expenses pursuant to Regulation 6 of the Compensation Regulations.

The meeting has resolved: Approve

The necessary majority for approval: Regular majority

Classification of the resolution under sections of the Companies Law (excluding sections 275 and 320(f) of the Companies Law): Transaction with a director as to the terms of his employment under section 273 (a) of the Companies Act

Transaction between the Company and its controlling shareholder under Sections 275 and 320(f) of the Companies Law: No

Transaction type / Vote issue: ________________

Details of votes on resolutions for which the necessary majority for approval is not an ordinary majority:

1.

a)	Summary of the issue: Approval of the Appointment of Mrs. Maya Sadrina as External Director in the Company

b)	The meeting has resolved: approve

c)	The subject of the proposed resolution: ________________

	Amount	The number of shares / securities that voted in favor of the resolution	The number of shares / securities that voted against the resolution
Total voting rights	8,039,061
The number of shares / securities participating in the vote	2,817,864
The number of shares / securities included in the count of votes for the vote	2,817,864	Amount: 2,817,864 Their share of the Amount: 100%	Amount: 0 Their share of the Amount: 0%
The number of shares / securities participating in the vote, which were not classified as shares whose holders have a personal interest (1)	2,817,864	Amount: 2,817,864 Their share (2): 100%	Amount: 0 Their share (2): 0%

General: the share of the amount relates to the Amount column in the same line.

(1) The number of shares / securities participating in the vote, which were not classified as shares whose holders have a personal interest / as shares that are not controlling shareholders or have a personal interest in approving the appointment of an external director, excluding a personal interest that is not the result of any association with the controlling shareholder.

(2) The percentage of the vote in favor of / against the transaction’s approval out of the total number of voters who do not have a personal interest in the transaction / are not controlling shareholders or have a personal interest in approving the appointment, excluding a personal interest that is not the result of any association with the controlling shareholder.

Percentage of votes in favor of approving the transaction out of the total number of voters who are not controlling shareholders / do not have a personal interest in the resolution’s approval: 100%

Percentage of opposing votes out of the total voting rights of the company: 0%

Note: an explanation must be provided if the number of shares participating in the vote is larger than the number of shares included in the count of votes.

The company has classified a shareholder who voted against the transaction as having a personal interest_no_

The company has classified a shareholder differently than such shareholder classified itself: No

2.

a)	Summary of the issue: Approval of the terms of service and employment of Ms. Maya Sadrina as an external director in the Company.

b)	The meeting has resolved: Approve

c)	The subject of the proposed resolution: ________________

	Amount	The number of shares / securities that voted in favor of the resolution	The number of shares / securities that voted against the resolution
Total voting rights
The number of shares / securities participating in the vote
The number of shares / securities included in the count of votes for the vote		Amount: Their share of the Amount:	Amount: Their share of the Amount:
The number of shares / securities participating in the vote, which were not classified as shares whose holders have a personal interest (1)		Amount: Their share (2):	Amount: Their share (2):

General: the share of the amount relates to the Amount column in the same line.

(1) The number of shares / securities participating in the vote, which were not classified as shares whose holders have a personal interest / as shares that are not controlling shareholders or have a personal interest in approving the appointment of an external director, excluding a personal interest that is not the result of any association with the controlling shareholder.

(2) The percentage of the vote in favor of / against the transaction’s approval out of the total number of voters who do not have a personal interest in the transaction / are not controlling shareholders or have a personal interest in approving the appointment, excluding a personal interest that is not the result of any association with the controlling shareholder.

Percentage of votes in favor of approving the transaction out of the total number of voters who are not controlling shareholders / do not have a personal interest in the resolution’s approval: %

Percentage of opposing votes out of the total voting rights of the company: %

Note: an explanation must be provided if the number of shares participating in the vote is larger than the number of shares included in the count of votes.

The company has classified a shareholder who voted against the transaction as having a personal interest_no_

The company has classified a shareholder differently than such shareholder classified itself:

3.

a)	Summary of the issue: Approval of the Appointment of Mrs. Ayelet Steinberg as External Director in the Company

b)	The meeting has resolved: approve

c)	The subject of the proposed resolution: ________________

	Amount	The number of shares / securities that voted in favor of the resolution	The number of shares / securities that voted against the resolution
Total voting rights	8,039,061
The number of shares / securities participating in the vote	2,817,864
The number of shares / securities included in the count of votes for the vote	2,817,864	Amount: 2,817,864 Their share of the Amount: 100%	Amount: 0 Their share of the Amount: 0%
The number of shares / securities participating in the vote, which were not classified as shares whose holders have a personal interest (1)	2,817,864	Amount: 2,817,864 Their share (2): 100%	Amount: 0 Their share (2): 0%

General: the share of the amount relates to the Amount column in the same line.

(1) The number of shares / securities participating in the vote, which were not classified as shares whose holders have a personal interest / as shares that are not controlling shareholders or have a personal interest in approving the appointment of an external director, excluding a personal interest that is not the result of any association with the controlling shareholder.

(2) The percentage of the vote in favor of / against the transaction’s approval out of the total number of voters who do not have a personal interest in the transaction / are not controlling shareholders or have a personal interest in approving the appointment, excluding a personal interest that is not the result of any association with the controlling shareholder.

Percentage of votes in favor of approving the transaction out of the total number of voters who are not controlling shareholders / do not have a personal interest in the resolution’s approval: 100%

Percentage of opposing votes out of the total voting rights of the company: 0%

Note: an explanation must be provided if the number of shares participating in the vote is larger than the number of shares included in the count of votes.

The company has classified a shareholder who voted against the transaction as having a personal interest_no_

The company has classified a shareholder differently than such shareholder classified itself: No

4.

a)	Summary of the issue: Approval of the terms of service and employment of Ms. Ayelet Steinberg as an external director in the Company.

b)	The meeting has resolved: Approve

c)	The subject of the proposed resolution: ________________

	Amount	The number of shares / securities that voted in favor of the resolution	The number of shares / securities that voted against the resolution
Total voting rights
The number of shares / securities participating in the vote
The number of shares / securities included in the count of votes for the vote		Amount: Their share of the Amount:	Amount: Their share of the Amount:
The number of shares / securities participating in the vote, which were not classified as shares whose holders have a personal interest (1)		Amount: Their share (2):	Amount: Their share (2):

General: the share of the amount relates to the Amount column in the same line.

(1) The number of shares / securities participating in the vote, which were not classified as shares whose holders have a personal interest / as shares that are not controlling shareholders or have a personal interest in approving the appointment of an external director, excluding a personal interest that is not the result of any association with the controlling shareholder.

(2) The percentage of the vote in favor of / against the transaction’s approval out of the total number of voters who do not have a personal interest in the transaction / are not controlling shareholders or have a personal interest in approving the appointment, excluding a personal interest that is not the result of any association with the controlling shareholder.

Percentage of votes in favor of approving the transaction out of the total number of voters who are not controlling shareholders / do not have a personal interest in the resolution’s approval: %

Percentage of opposing votes out of the total voting rights of the company: %

Note: an explanation must be provided if the number of shares participating in the vote is larger than the number of shares included in the count of votes.

The company has classified a shareholder who voted against the transaction as having a personal interest_no_

The company has classified a shareholder differently than such shareholder classified itself:

3. Details of meeting voters who are institutional, interested parties or senior officers:

Please note, by double-clicking you can unselect the option to attach a file or to complete the table.

o	PDF file ______. The file will include, for each voter, the information required on this form.

o	TXT file ______.

Note: following the Notice for Corporations, the Processing of Voting Results Tool, which can help generate the information required for reporting, may be used. Under the law, the responsibility for the correctness and completeness of the information applies only to the reporting corporation. Following a trial period of several months, the option of reporting the information of the institutional votes on a PDF file will be canceled and reporting will only be done in a uniform format (TXT) as defined.

The Processing of Voting Results Tool is available or download here.

o	Details of the vote according to the numeration of the issues detailed in Section 1 above.

Serial #	Numbering in the Agenda	Last Name of Shareholder or Securities Holder / Corporation Name (Hebrew) (1)	First Name of Shareholder or Securities Holder	Amount of Securities	Personal Interest (2)	Manner of Voting	Voting Ballot / Proxy
1	Subject _________	_________	_________	_________	_________	_________	_________

The form can contain up to 40 lines (each line containing information about one securities holder that has voted at the meeting). In the event of a voter list that exceeds 40, the details of the additional voters must be completed on another form.

Explanations:

(1) The full name must be filled in as it appears in the Registrar of Companies or on the ID card.

(2) Whether it is a personal interest of the shareholder or securities holder or a personal interest of their proxy. This column will be completed according to the following:

● In the event of the approval of a dual chairman – CEO tenure (under Section 121(c) of the Companies Law): “Yes” will be marked for a voter who is a controlling shareholder or has personal interest in the resolution’s approval;

● In the event of an appointment of an external director (under Section 239(b) of the Companies Law): “Yes” will be marked for a voter who is a controlling shareholder or has personal interest in the resolution’s approval, excluding a personal interest that is not the result of any association with the controlling shareholder

● In the event of an extraordinary transaction with a controlling shareholder or in which the controlling shareholder has a personal interest (under Section 275 of the Companies Law): “Yes” will be marked for a voter who has a personal interest in the transaction’s approval;

● In the event of a resolution under Section 350 of the Companies Law or a resolution to change the deed of trust at a meeting of debenture holders: “Yes” will be marked for a voter who has a personal interest, according to the resolution.

Last name of shareholder or securities holder (Hebrew) / company name (Hebrew): ___________

First name of shareholder or securities holder (Hebrew): ___________

Last name of shareholder or securities holder / company name (English): ___________

First name of shareholder or securities holder (English): ___________

Type of identification: ___________

Identification number: ___________

Participation in the meeting is by virtue of the possession of securities numbered: ___________

The place of incorporation / passport country of the shareholder or securities holder: ___________

Name of proxy: ___________

Proxy’s type of identification: ___________

Proxy’s identification number: ___________

Passport country: ___________

If the company is aware of any connections between the voter (who does not hold a personal interest) and the company or any of its controlling shareholders, including employer-employee relations, business relations, etc. – details of their nature must be provided here: ___________

4. This report is submitted further to the following report(s):

Report	Date of issue	Reference no.
Original	20/1/2020	2020-01-007944

Details of the authorized signatories to sign on behalf of the corporation:

Name Avi Levin	Position CFO

Note: under Regulation 5 of the Securities Regulations (Immediate and Periodic Reports) 5730-1970, a report submitted under these Regulations shall be signed by the authorized signatories to sign on behalf of the corporation. A Staff Position on this issue can be found on the Authority’s website here.

The reference numbers of previous documents on the issue (such reference does not constitute incorporation by reference):

Securities of the corporation are not listed for trading on the Tel Aviv stock exchange		Form structure revision date: February 18, 2020
Abbreviated name:
Address: ,	Tel:	Fax:
E-mail:
Previous name of the reporting entity: Electronic reporting name: Tofes-T Israeli corporations: Position: Director Name of employer Address: , Tel: Fax: E-mail:

Voting Results

The record date: 26.1.2020

Identification no. of the meeting: 2020-01-007944

Number on the Registrar: 303448

Credit Security No. 1137256

Company name: Ability Inc.

Meeting time: 11:00

Meeting date: 26.02.2020

Decision no.	Last Name (Company Name)	First Name	Identification Type:	Identification No.	State of the Passport/ Incorporation	Number of Units	Units in favor	Units against	Units abstainer	Answer to the question - personal or other interest	If the company has information about any relationship between the voter and / or the authorized representative (who is not personally interested) and the company or any of its controlling shareholders, including employer-employee relations, business relationships, etc., the nature of such information shall be detailed.	Voting by	Name of the representative	Comments (including whether the company has classified the actual voter statement differently)	Party-in-interest	Senior officer	Institutional Investor	Controlling Shareholder	Does not meet any of the above settings
1	Hurgin	Anatoly	ID	306908641	Israel	1,408,926	1,408,926			No		Voting Card			No	Yes	No	No	No
3	Hurgin	Anatoly	ID	306908641	Israel	1,408,926	1,408,926			No		Voting Card			No	Yes	No	No	No
1	Aurovsky	Alexander	ID	306345687	Israel	1,408,926	1,408,926			No		Voting Card			No	Yes	No	No	No
3	Aurovsky	Alexander	ID	306345687	Israel	1,408,926	1,408,926			No		Voting Card			No	Yes	No	No	No